EXHIBIT 99.1

Standstill Agreement

This Agreement is entered into as of November 23, 2020 (including the exhibits hereto, this “Agreement”), by and among Karpus Management, Inc., doing business as Karpus Investment Management (“Karpus”), and Duff & Phelps Utility and Corporate Bond Trust Inc. (the “Fund”) (the Fund, together with Karpus, the “Parties,” and each individually a “Party”).

WHEREAS, the Fund is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Fund, as of the close of business on November 20, 2020, has approximately 27,494,683 shares of common stock outstanding (the “Total Outstanding Common Shares”);

WHEREAS, as of the close of business on November 20, 2020, Karpus is the beneficial owner (as such term is used in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of, in the aggregate, 10,759,008 shares of common stock of the Fund representing approximately 39.13% of the Total Outstanding Common Shares of the Fund;

WHEREAS, the Fund and Karpus believe it is in their mutual interests for the Parties to take the actions reflected below.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

Section 1.	Recommendation of Merger; Trading Limits.
1.1.	On the basis of the representations, warranties and agreements set forth herein and subject to the performance by Karpus of its covenants and other obligations hereunder and the other conditions set forth herein:
(a)	The Board of Directors of the Fund (the “Fund Board”) shall call a special meeting of shareholders of the Fund for the purpose of voting on an agreement and plan of reorganization (the “Plan of Reorganization”) for the Fund to merge with and into DNP Select Income Fund Inc. (the “Acquiring Fund”) (the “Merger Proposal”, and the meeting of shareholders at which such proposal is considered, the “Merger Proposal Meeting”). The Plan of Reorganization shall be on terms customary for mergers of affiliated closed-end investment companies and shall be conducted in compliance with the requirements of the 1940 Act, including, as applicable, Rule 17a-8 under the 1940 Act, or any exemption from regulation under the 1940 Act, and the laws of the State of Maryland, as applicable.

(b)	The Fund Board will use its commercially reasonable efforts to cause the Merger Proposal Meeting to be held not later than March 1, 2021, provided, however, that if a quorum is not present by such date, the Fund Board may adjourn or postpone such meeting, without calling for a vote, to such later date as provided in the Fund’s organizational documents and Maryland law that would not require the setting of a new record date for the meeting (any such later date, a “New Record Date Period”).
(c)	The Fund Board, consistent with its fiduciary duties, will not hold the 2021 annual meeting of shareholders (the “2021 Annual Meeting”) earlier than sixty (60) days after the Merger Proposal Meeting.
(d)	The Fund Board, consistent with its fiduciary duties, shall recommend to shareholders the approval of the Merger Proposal, and shall solicit proxies in favor of the Merger Proposal in the form of a proxy statement/prospectus subject to the requirements of Form N-14 under the 1940 Act and Securities Act of 1933 or such other form of proxy statement and prospectus mandated by applicable federal securities laws.
(e)	In the event (i) an insufficient number of shares are present in person or by proxy to obtain a quorum for the transaction of business at the Merger Proposal Meeting prior to the New Record Date Period; or (ii) a vote is taken on the Merger Proposal but it fails to be approved by the requisite vote of shareholders provided for in the organizational documents of the Fund (each such event, a “Failed Proposal Event”), the Fund Board shall not be required to call a new meeting of shareholders or set a new record date and continue solicitation of proxies for the Merger Proposal, but may do so in its sole and absolute discretion.
(f)	Although the Fund Board has committed to seek a vote of shareholders on the Merger Proposal at the Merger Proposal Meeting, notwithstanding anything else in this Agreement, the Fund will not seek to commence solicitation on the Merger Proposal or convene the Merger Proposal Meeting during any period when (i) there is any (A) legal or regulatory action or proceeding instituted or threatened challenging such transaction, (B) suspension of or limitation on prices for trading securities generally on the NYSE or other national securities exchange(s), including the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) National Market System, or (C) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States; or (ii) the Fund Board determines in good faith and upon the written advice of counsel, that effecting such transaction would constitute a breach of its fiduciary duty owed to the Fund or its shareholders. In the event of a delay pursuant to any of clauses (i) or (ii), the Fund will provide prompt written notice to Karpus. In the event of a delay pursuant to clause (i) above, the Fund will commence action on the Merger Proposal as soon as practicable and no later than 30 days after the termination of such delaying event.

(g)	The Fund shall not issue any shares of common stock or any securities exchangeable or convertible into common stock prior to the record date for the Merger Proposal Meeting; provided, however, that the Fund may issue shares of common stock pursuant to the operation of its dividend reinvestment plan.
(h)	The occurrence of a Failed Proposal Event shall relieve the Fund, Karpus and the Karpus Affiliates (each as defined herein) of all its and their duties under this Agreement.
1.2.	Karpus covenants and agrees to cause all shares of common stock of the Fund owned, controlled or held by Karpus and its officers, directors and principals (including, without limitation, Kathleen Finnerty Crane, Dana R. Consler, Thomas M. Duffy, Sharon L. Thornton, Daniel L. Lippincott, David D'Ambrosio and Marijoyce Ryan) and affiliated persons of Karpus (as defined in the 1940 Act and which, for the avoidance of doubt, shall include (without limitation) any account or pooled investment vehicle now or in the future managed, advised or sub-advised by Karpus or its affiliated persons) (all such persons, collectively, the “Karpus Entities”) as of the record date for the Merger Proposal Meeting to be present in person or by proxy at the Merger Proposal Meeting and vote in favor of the Merger Proposal. The Karpus Entities, together with the directors, officers and employees of Karpus, are collectively referred to herein as the “Karpus Affiliates”.
1.3.	Karpus covenants and agrees that if the Merger Proposal is approved by the Fund’s shareholders and the Fund merges with and into the Acquiring Fund (including without limitation, a reorganization in which the Acquiring Fund acquires substantially all of the assets of the Fund in exchange for shares of common stock of the Acquiring Fund), none of Karpus or the Karpus Affiliates will sell any shares of the common stock of the Acquiring Fund except for (i) private sales not executed on any exchange and not required to be reported on the consolidated tape pursuant to Regulation NMS under the Exchange Act; and (ii) sales complying with the following volume limitations: (A) on any day when the shares of common stock of the Acquiring Fund are trading on their primary listing exchange at a value of more than 10% above their net asset value, the sale of stock by Karpus or any Karpus Affiliate collectively shall not constitute more than 20% of the average daily trading volume of such shares (as determined by taking the average of the trading volume for the previous 10 trading day period) on such day; and (B) on any day when the shares of common stock of the Acquiring Fund are not trading on their primary listing exchange at a value of more than 10% above their net asset value, the sale of stock by Karpus or any Karpus Affiliate collectively shall not constitute more than 10% of the average daily trading volume of such shares (as determined by taking the average of the trading volume for the previous 10 trading day period) on such day.
1.4.	Karpus covenants and agrees that during the Standstill Period (as defined below) it will not, and it will not permit any of the Karpus Affiliates to, directly or indirectly, (i) nominate or recommend for nomination any individual for election as a director at any annual or special meeting of shareholders of the Fund or the Acquiring Fund held during the Standstill Period, (ii) stand for election as a director of the Fund or the Acquiring Fund, (iii) submit any proposal for consideration at, or bring any other business before, any annual or special meetings of shareholders of the Fund or the Acquiring Fund held during the Standstill Period, (iv) initiate, encourage or participate in the solicitation of proxies or exempt solicitation, including under Rule 14a-2(b)(1) under the Exchange Act, with respect to any annual or special meeting of shareholders of the Fund or the Acquiring Fund held during the Standstill Period or (v) publicly or privately encourage or support any other person to take any of the actions described in this Section 1.4; provided however, that Karpus shall not be required to withdraw the Karpus Proposals (as defined below) prior to the Merger Proposal Meeting.

1.5.	Karpus covenants and agrees that, absent the occurrence of a Failed Proposal Event, no later than two (2) business days following the Merger Proposal Meeting, it will withdraw or cause to be withdrawn any and all proposals submitted to by Karpus or any Karpus Affiliate for action by shareholders at the 2021 Annual Meeting, including, without limitation, (i) its slate of nominees to serve as directors of the Fund; (ii) its proposal to declassify the board of directors of the Fund; and (iii) its proposal to terminate the Fund’s investment advisory agreement (collectively, the “Karpus Proposals”).
Section 2.	Additional Agreements.
2.1.	Karpus covenants and agrees that, other than the Karpus Proposals (unless required to be withdrawn pursuant to this Agreement), during the period from the date of this Agreement through November 23, 2023, or until such earlier time as the restrictions in this Section 2.1 terminate as provided in Section 4 of this Agreement (the “Standstill Period”) it will not, and will cause the Karpus Affiliates and its and their respective representatives not to, directly or indirectly, alone or in concert with others (including, by directing, requesting or suggesting that any other person take any of the actions set forth below), unless specifically permitted in writing in advance by the Fund Board or the Acquiring Fund Board, as applicable, take any of the actions set forth below:
(a)	effect, seek, offer, engage in, propose (whether publicly or otherwise and whether or not subject to conditions) or cause, participate in or act to or assist any other person to effect, seek, engage in, offer or propose (whether publicly or otherwise) or participate in or act to or take action with respect to (other than as specifically contemplated by this Agreement):
(i)	any “solicitation” of “proxies” or become a “participant” in any such “solicitation” as such terms are defined in Regulation 14A under the Exchange Act, disregarding clause (iv) of Rule 14a-1(l)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b), in each case, with respect to securities of the Fund or the Acquiring Fund (including, without limitation, any solicitation of consents to act by written consent or call a special meeting of shareholders);
(ii)	knowingly encourage or advise any other person or assist or act to assist any person in so encouraging or advising any person with respect to the giving or withholding of any proxy, consent or other authority to vote (other than such encouragement or advice that is consistent with the Fund Board’s recommendation as it relates to the Fund, or the recommendation of the board of directors of the Acquiring Fund (the “Acquiring Fund Board”), as applicable) with respect to the Fund or the Acquiring Fund;

(iii)	any (i) tender offer for securities of the Fund or the Acquiring Fund (other than a tender offer offered by the Fund or the Acquiring Fund to all shareholders), or any merger, exchange offer, consolidation, business combination or acquisition or disposition of assets of the Fund or the Acquiring Fund (aside from the Merger Proposal contemplated by Section 1) or (ii) recapitalization, restructuring, open-ending, liquidation, dissolution or other similar extraordinary transaction with respect to the Fund or the Acquiring Fund (it being understood that the foregoing shall not restrict any person from tendering shares of common stock, receiving payment for shares of common stock or otherwise participating in any such transaction on the same basis as other shareholders of the Fund or the Acquiring Fund or from participating in any such transaction that has been approved by the Fund Board or the Acquiring Fund Board as applicable, subject to the terms of this Agreement);
(iv)	engage, directly or indirectly, in any short sale that includes, relates to or derives any part of its value from a decline in the market price or value of the securities issued by the Fund or the Acquiring Fund;
(b)	form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) (other than the existing group) with respect to the securities of the Fund or the Acquiring Fund;
(c)	deposit any securities of the Fund or the Acquiring Fund in any voting trust or subject any securities of the Fund or the Acquiring Fund to any arrangement or agreement with respect to the voting of the securities of the Fund or the Acquiring Fund, including, without limitation, lend any securities of the Fund or the Acquiring Fund to any person or entity for the purpose of allowing such person or entity to vote such securities in connection with any shareholder vote or consent of the Fund or the Acquiring Fund, other than any such voting trust, arrangement or agreement solely among the members of Karpus and the Karpus Entities;
(d)	seek or encourage, alone or in concert with others, any person to submit nominations in furtherance of a “contested solicitation” for the election or removal of directors with respect to the Fund or the Acquiring Fund;
(e)	seek or encourage, alone or in concert with others, the removal or resignation of any member of the Fund Board or the Acquiring Fund Board;

(f)	make any proposal for consideration by the shareholders of the Fund or the Acquiring Fund at any annual or special meeting of shareholders of the Fund or the Acquiring Fund or take any action (other than to vote in accordance with Section 2.1 and Section 2.2) with respect to any shareholder proposal submitted prior to the date of this Agreement;
(g)	conduct a referendum of shareholders of the Fund or the Acquiring Fund, or make a request for a shareholder list or other books and records of the Fund or the Acquiring Fund;
(h)	seek, alone or in concert with others, representation on the Board of the Fund or on the Acquiring Fund Board;
(i)	seek to control or influence the management, Fund Board (or Acquiring Fund Board) or policies of the Fund (or the Acquiring Fund);
(j)	institute, solicit, assist or join any litigation, arbitration or other proceeding against or involving the Fund or the Acquiring Fund or any of its current or former directors or officers (including derivative actions); provided, however, that for the avoidance of doubt the foregoing shall not prevent Karpus from (A) bringing litigation to enforce the provisions of this Agreement, (B) making counterclaims with respect to any proceeding initiated by, or on behalf of, the Fund or the Acquiring Fund against Karpus, or (C) responding to or complying with a validly initiated legal process;
(k)	make any public statement or proposal with respect to (i) any change in the number or term of directors or the filling of any vacancies on the Fund Board or Acquiring Fund Board, (ii) any change in the capitalization or distribution policy of the Fund or the Acquiring Fund, (iii) any other material change in the Fund’s or the Acquiring Fund’s management, business, policies or corporate structure, or (iv) any waiver, amendment or modification to the Charter or By-Laws of the Fund or the Acquiring Fund;
(l)	publicly or privately disclose any intention, plan or arrangement inconsistent with the foregoing;
(m)	except as specifically contemplated by this Agreement, enter into any discussions, negotiations, arrangements or understandings with any person with respect to any of the foregoing, or advise, assist, encourage or seek to persuade others to take any action with respect to any of the foregoing; or
(n)	publicly, or privately in a manner that is intended to or would reasonably be expected to require any public disclosure by the Fund or the Acquiring Fund or Karpus, request that the Fund, the Fund Board, the Acquiring Fund or the Acquiring Fund Board or any of their respective representatives amend or waive any provision of this Section 2.1 (including this sentence) or for the Fund Board or the Acquiring Fund Board to specifically invite Karpus or any of the Karpus Affiliates to take any of the actions prohibited by this Section 2.1.

For the avoidance of doubt, during the Standstill Period, Karpus and its affiliated persons may communicate privately with (a) any third party and (b) the Fund’s and the Acquiring Fund’s directors, officers, investment adviser and any sub-adviser, but in each case only so long as (i) such private communications are not intended to and would not reasonably be expected to require any public disclosure thereof and (ii) such private communications do not violate the terms of this Agreement.

2.2.	Karpus covenants and agrees that during the Standstill Period and provided that it (or any of the Karpus Affiliates) owns or controls shares, it will, and will cause the Karpus Affiliates to:
(a)	cause all shares it and the Karpus Affiliates beneficially own as of the record date for such meeting to be counted as present for purposes of a quorum at any annual or special meeting of shareholders of the Fund and the Acquiring Fund; and
(b)	vote or cause to be voted at any annual or special meeting of shareholders of the Fund and the Acquiring Fund (whether called by the Board or shareholders of such fund) all of the shares it and the Karpus Affiliates beneficially own as of the record date for such meeting (i) in favor of any proposal with respect to which the Fund Board or the Acquiring Fund Board, as applicable, recommends a vote in favor of such proposal and (ii) against any proposal with respect to which the Fund Board or the Acquiring Fund Board, as applicable, recommends a vote against such proposal or any proposal made in opposition to, or in competition or inconsistent with, the recommendation of the Fund Board or the Acquiring Fund Board, as applicable; provided, however, that notwithstanding anything herein to the contrary, Karpus will, and will cause the Karpus Affiliates to, vote as recommended by the Fund Board or the Acquiring Fund Board, as applicable, regarding any person nominated by the Fund Board or the Acquiring Fund Board, as applicable, to serve as a director of the Fund or Acquiring Fund; restructuring; recapitalization; amendments to the Charter of the Fund or the Acquiring Fund; tender offer; liquidation; dissolution; open-ending; issuance of additional securities (whether common, preferred or debt securities), including any senior securities (unless any such securities are issued at a price below current net asset value); and the Fund’s and Acquiring Fund’s diversification status; and (C) shareholder proposal.

For the avoidance of doubt, if Karpus or any of the Karpus Affiliates lend any shares of common stock of the Fund to any third party (in compliance with the restrictions in Section 2.1), Karpus (or the Karpus Affiliates, as applicable) shall recall any such stock loan in advance of the record date for any vote of or consent by the shareholders of the Fund or the Acquiring Fund so that Karpus shall have full voting rights with respect to all such loaned shares. In no event shall Karpus or any Karpus Affiliate enter into any agreement with the intent of disposing, or resulting in the disposition of, its rights to vote any of the shares of common stock of the Fund or the Acquiring Fund in circumvention of the requirements of this Section 2.2; provided, however, that a final sale of shares of the Fund or the Acquiring Fund (not coupled with any repurchase agreement or similar reacquisition agreement) shall not be considered a prohibited sale of voting rights in contravention of this Section 2.2.

2.3.	During the Standstill Period, on the 15th day (or if such day is not a business day, the next business day thereafter) and the last business day of each calendar month, Karpus will notify the Fund and the Acquiring Fund of the number of shares of common stock of each of the Fund and the Acquiring Fund (i) beneficially owned by Karpus and the Karpus Affiliates as of such date, and (ii) sold on each day during the reporting period (and indicating, if applicable, whether a sale was a private sale).
2.4.	Karpus covenants and agrees that during the Standstill Period it will not, and will cause the Karpus Affiliates and their respective representatives not to, directly or indirectly, alone or in concert with others (including, by directing, requesting or suggesting that any other person take any of the actions set forth below), unless specifically permitted in writing by the Fund or the Acquiring Fund, as applicable, acquire any shares of common stock of the Fund or the Acquiring Fund or take any action, directly or indirectly, including by means of any Derivative Securities (as defined below), which would cause Karpus and/or the Karpus Entities to beneficially own shares of common stock of the Fund or the Acquiring Fund in excess of the Ownership Limit immediately following such acquisition or action (except to the extent such shares of common stock are issued by the Fund or the Acquiring Fund to all existing shareholders), whether or not any of the foregoing may be acquired or obtained immediately or only after the passage of time or upon the satisfaction of one or more conditions (whether or not within the control of such party) pursuant to any agreement, arrangement or understanding (whether or not in writing) or otherwise and whether or not any of the foregoing would give rise to beneficial ownership (as such term is used in Rule 13d-3 under the Exchange Act), and whether or not any of the foregoing is acquired or obtained by means of borrowing of securities, operation of any Derivative Security or otherwise.

For the purposes of this Agreement:

(i)	the term “Derivative Securities” means, with respect to any person, any rights, options or other securities convertible into or exchangeable for securities, bank debt or other obligations or any obligations measured by the price or value of any securities, bank debt or other obligations of such person, including without limitation any swaps or other derivative arrangements;
(ii)	the term “Ownership Limit” means, (i) at any time prior to the completion of the merger contemplated by Section 1.1, 40.0% of the Total Outstanding Common Shares, and (ii) at any time following the completion of the merger contemplated by Section 1.1, the number of shares of common stock of the Acquiring Fund received by Karpus and the Karpus Affiliates in exchange for, or in cancellation of, the shares of the Fund in consummation of the merger contemplated by Section 1.1 (such amount to be confirmed in writing by Karpus not later than 20 business days following consummation of the merger contemplated by Section 1.1).

2.5.	Karpus represents and warrants as follows:
(a)	It has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.
(b)	This Agreement has been duly and validly authorized, executed and delivered by it and is enforceable against Karpus in accordance with its terms.
(c)	The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any agreement, organizational document or provision of law applicable to it.
(d)	Karpus beneficially owns, directly or indirectly, and has the sole power to vote all of the shares of common stock of the Fund described in the recitals to this Agreement, and its ownership of shares of common stock of the Fund has at all times complied with applicable provisions of the 1940 Act and the Exchange Act, and the rules under such Acts.
(e)	As of the date hereof, neither Karpus nor any of the Karpus Affiliates is a party to any Derivative Securities, including without limitation any swap or hedging transactions or other derivative agreement, or any securities lending or short sale arrangements, of any nature with respect to the common stock of the Fund.
2.6.	The Fund represents and warrants as follows:
(a)	The Fund has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.
(b)	This Agreement has been duly and validly authorized, executed and delivered by the Fund and it is enforceable against the Fund in accordance with its terms.
(c)	The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any agreement, organizational document or provision of law applicable to the Fund.
Section 3.	Press Releases; Public Statements.
3.1.	Karpus and the Fund agree that, no later than two (2) business days following the execution of this Agreement, the Fund will issue a press release in a form materially consistent with a draft provided to and approved by Karpus announcing (i) the entrance into and terms of this Agreement, and (ii) the seeking of a shareholder vote on the Merger

Proposal (the “Fund Press Release”), and no Party shall make any statement inconsistent with the Fund Press Release during the Standstill Period. No Party shall issue any press release in connection with this Agreement, the Merger Proposal Meeting, or the actions contemplated hereby without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed). Nothing in this Agreement shall prevent (a) any Party from taking any action required by any governmental or regulatory authority (except to the extent such requirement arose as a result of the discretionary act(s) of such Party), and (b) any Party from making any factual statement that is required in any compelled testimony or production of information, either by legal process, by subpoena or as part of a response to a request for information from any governmental authority with jurisdiction over such Party or as otherwise legally required and (c) Karpus and its affiliated persons from communicating with its investors and prospective investors; provided that such communication is otherwise consistent with this Agreement and the Fund Press Release. Karpus shall promptly prepare and file an amendment to its Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) reporting its entry into this Agreement (which will not contain any statement inconsistent with the Fund Press Release) and the Item 4 disclosure set forth therein will be in a form materially consistent with the draft previously provided to the Fund.

Section 4.	Termination.
4.1.	This Agreement remains in full force and effect until the earliest of:
(a)	the expiration of the Standstill Period;
(b)	the occurrence of a Failed Proposal Event; and
(c)	such other date established by mutual written agreement of the Fund and Karpus.
4.2.	Section 4, Section 6 and Section 7 shall survive the termination of this Agreement. No termination pursuant to this Section 4 relieves any Party from liability for any breach of this Agreement prior to such termination.
Section 5.	No Disparagement.
5.1.	During the Standstill Period, each Party hereto shall refrain, and shall cause its respective principals, directors, partners, general partners, members, officers, employees, affiliated persons and representatives to refrain, from directly or indirectly making disparaging remarks, comments or statements (including in any document or report filed with or furnished to the SEC or through the press, media, analysts or other persons) about, or taking any action reasonably likely to damage the reputation of, the other Party or the Acquired Fund, or its respective members, (current or former) directors, officers, employees or affiliated persons (which, for the avoidance of doubt, with respect to (i) the Fund and the Acquired Fund, shall include Duff & Phelps Investment Management Co. and its directors, partners, officers, employees and affiliated persons), or any members of the Fund Board and (ii) Karpus, shall include all employees, partners, members, and directors of Karpus and all investment funds advised or sub-advised by Karpus, now or in the future, including, but not limited to their respective directors, partners, officers and affiliated persons (collectively, the “Karpus Funds”)). In each case, such disparaging remarks, comments or statements include, but are not limited to, those that impugn the character, honesty, integrity, morality, business acumen or abilities of the individual or entity being disparaged. The foregoing shall not apply to any compelled testimony or production of information, either by legal process, subpoena, or as part of a response to a request for information from any governmental authority with jurisdiction over the Party from whom information is sought.

Section 6.	Third Party Beneficiaries.
6.1.	The Acquiring Fund. The Acquiring Fund shall be considered an express third-party beneficiary of this Agreement with the power and authority to enforce the entirety of this Agreement in the same capacity as if it were a signatory hereto.
6.2.	Duff & Phelps Investment Management Co. and the Karpus Funds. Duff & Phelps Investment Management Co. and the Karpus Funds shall each be considered an express third-party beneficiary of this Agreement with the power and authority to enforce Section 5.1.
Section 7.	Miscellaneous.
7.1.	Remedies. Each Party hereto hereby acknowledges and agrees that irreparable harm may occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to seek specific performance hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in the State of New York, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived. All rights and remedies under this Agreement are cumulative, not exclusive, and will be in addition to all rights and remedies available to any Party at law or in equity.
7.2.	Jurisdiction; Venue; Waiver of Jury Trial. The Parties hereto hereby irrevocably and unconditionally consent to and submit to the jurisdiction of the state or federal courts in the State of New York for any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, or the transactions contemplated hereby, in the state or federal courts in the State of New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF KARPUS AND THE FUND WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) IN ANY WAY ARISING OUT OF OR RELATING TO THIS AGREEMENT.

7.3.	Entire Agreement. This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the Parties hereto. This Agreement supersedes all previous negotiations, representations and discussions by the Parties hereto concerning the subject matter hereof, and integrates the whole of all of their agreements and understanding concerning same. No prior oral representations or undertakings concerning the subject matter hereof will operate to amend, supersede, or replace any of the terms or conditions set forth in this Agreement, nor will they be relied upon.
7.4.	Section Headings. Descriptive headings are for convenience only and will not control or affect the meaning or construction of any provision of this Agreement.
7.5.	Notice. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto will be validly given, made or served, if in writing and sent by email with a copy by personal delivery, certified mail, return receipt requested, or by overnight courier service to:

If to the Fund, to:

Duff & Phelps Utility and Corporate Bond Trust Inc.

Attn: Chief Compliance Officer

200 South Wacker Dr., Suite 500

Chicago, IL 60603

with copies to (which copies shall not constitute notice):

DNP Select Income Fund Inc.

Attn: Chief Compliance Officer

200 South Wacker Dr., Suite 500

Chicago, IL 60603

Mayer Brown LLP

71 South Wacker Dr.

Attn: Lawrence R. Hamilton

Chicago, IL 60603

If to Karpus:

Karpus Management, Inc.

183 Sully’s Trail

Pittsford, New York 14534

Attn: Daniel L. Lippincott, CFA, Chief Investment Officer

with copies to (which copies shall not constitute notice):

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

Attn: Adam Finerman, Esq.

7.6.	Severability. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining provisions of this Agreement or affecting the validity or enforceability of any provisions of this Agreement in any other jurisdiction. In addition, the Parties agree to use commercially reasonable efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any such term, provision, covenant or restriction that is held invalid, void or unenforceable by a court of competent jurisdiction.
7.7.	Governing Law. This Agreement will be governed by and construed and enforced in accordance with the laws of the State of Maryland, without regard to the conflict of law principles thereof.
7.8.	Binding Effect; No Assignment. This Agreement will be binding upon and inure to the benefit of and be enforceable by and against, as applicable, the successors and assigns of the Parties hereto. In the event that the merger contemplated by Section 1.1 is completed, this Agreement shall be assigned and transferred to, and inure to the benefit of, the Acquiring Fund. Except as provide in Section 6, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties hereto, or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement. Except as expressly provided herein, no Party to this Agreement may, directly or indirectly, assign its rights or delegate its obligations hereunder (whether voluntarily, involuntarily, or by operation of law) without the prior written consent of the other Party. Any such attempted assignment will be null and void.
7.9.	Amendments; Waivers. No provision of this Agreement may be amended other than by an instrument in writing signed by the Parties hereto, and no provision hereof may be waived other than by an instrument in writing signed by the Party against whom enforcement is sought.

7.10.	No Reliance. Each Party acknowledges that it has received adequate information to enter into this Agreement, that is has not relied on any promise, representation or warranty, express or implied not contained in this Agreement and that it has been represented by counsel in connection with this Agreement. Accordingly, any rule of law or any legal decision that would provide any Party with a defense to the enforcement of the terms of this Agreement against such Party shall have no application and is expressly waived. The provisions of the Agreement shall be interpreted in a reasonable manner to effect the intent of the Parties.
7.11.	Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Delivery of an executed signature page of this Agreement by email or other electronic means shall be effective as delivery of a manually executed counterparty hereof.

[Signatures appear on next page]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

DUFF & PHELPS UTILITY AND CORPORATE BOND TRUST INC.

By: ____________________________________________
Name:
Title:

KARPUS MANAGEMENT, INC.

By: ____________________________________________
Name: Daniel L. Lippincott, CFA
Title: Chief Investment Officer

Acknowledged (as Third Party Beneficiary):

DNP SELECT INCOME FUND INC.

By: _____________________________
Name:
Title: